# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VTEX, CIK 0001793663
CUSIP: G9470A102
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands (E9), KY1-1002
Date of event which requires filing of this statement: 10/15/2026
Filed by CIK 0001883884
Persons authorized to receive notices and communications: SB Global Advisers Limited, Attn: Hugh Manahan, 77 Grosvenor Street, 1st Floor, London, United Kingdom (X0), W1K 3JR, 44 0207173 9805

## Reporting persons
- SB Global Advisers Limited (CIK 0001883884): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
- LA Holdings DE LLC (CIK 0002015532): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
  Comment: Limited Liability Company
- SBLA Holdings (Cayman) L.P. (CIK 0001911793): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
- SLA Investments IV LLC (CIK 0001928953): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
  Comment: Limited Liability Company
- SBLA Investments II LLC (CIK 0001928942): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
  Comment: Limited Liability Company
- Delaware Project 11 L.L.C. (CIK 0001911677): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
  Comment: Limited Liability Company
- SBLA Latin America Fund LLC (CIK 0001930509): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)
  Comment: Limited Liability Company
- SOFTBANK GROUP CORP. (CIK 0001065521): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 37,477,996; sole dispositive power 0; shared dispositive power 37,477,996; aggregate amount beneficially owned 37,477,996 (42.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares
Name of issuer: VTEX
Address of issuer's principal executive offices: Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands (E9), KY1-1002
Comment: This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on August 5, 2021 (as amended to date, the "Schedule 13D") with respect to the shares of Class A common shares, nominal value $0.0001 per share (the "Class A Common Shares"), of VTEX, a corporation incorporated in the Cayman Islands (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a "Reporting Person" and collectively, the "Reporting Persons"):

LA Holdings DE LLC
SBLA Holdings (Cayman) L.P.
SLA Investments IV LLC
SBLA Investments II LLC
Delaware Project 11 L.L.C.
SBLA Latin America Fund LLC
SB Global Advisers Limited ("SBGA")
SoftBank Group Corp. ("SoftBank")

The directors of SBGA and the directors and executive officers of SoftBank are set forth in Schedule B to this Schedule 13D (collectively, the "Related Persons").
Residence or business address: The principal business address of SBLA Holdings (Cayman) L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The business address of SBGA is 77 Grosvenor Street, 1st Floor, London, W1K 3JR, United Kingdom, England, United Kingdom. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. The business address of each of the remaining Reporting Persons is 1521 Concord Pike, Wilmington, DE 19803.
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of investments in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SBLA Holdings (Cayman) L.P. is organized under the laws of the Cayman Islands. SBGA is organized under the laws of England and Wales. SoftBank is organized under the laws of Japan. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 87,285,403 Class A Common Shares outstanding as of June 30, 2026, as disclosed in the Issuer's Current Report on Form 6-K filed with the SEC on August 6, 2026.

LA Holdings DE LLC is the record holder of 37,477,996 Class A Common Shares.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SBLA Latin America Fund LLC's investments, including as held by LA Holdings DE LLC. SBLA Latin America Fund LLC is a wholly owned subsidiary of Delaware Project 11 L.L.C. SBLA Latin America Fund LLC is the managing member of SBLA Investments II LLC, which is the managing member of SLA Investments IV LLC, which is the general partner of SBLA Holdings (Cayman) L.P., which is the managing member of LA Holdings DE LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days:
During the past 60 days, LA Holdings DE LLC has disposed of an aggregate of 340,630 Class A Common Shares through open market transactions. Details by date, listing the number of shares disposed of, the weighted average price per share, and the price range, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

October 23, 2026
Number of Class A Common Shares: 10,419
Weighted Average Price: $4.1638
Price Range: $4.1600 - $4.1750

October 22, 2026
Number of Class A Common Shares: 4,350
Weighted Average Price: $4.1612
Price Range: $4.1600 - $4.1700

October 20, 2026
Number of Class A Common Shares: 37,243
Weighted Average Price: $4.2096
Price Range: $4.1600 - $4.2350

October 19, 2026
Number of Class A Common Shares: 35,881
Weighted Average Price: $4.1750
Price Range: $4.1600 - $4.2050

October 16, 2026
Number of Class A Common Shares: 35,027
Weighted Average Price: $4.2011
Price Range: $4.1650 - $4.2800

October 15, 2026
Number of Class A Common Shares: 44,417
Weighted Average Price: $4.2186
Price Range: $4.1600 - $4.2700

October 13, 2026
Number of Class A Common Shares: 173,293
Weighted Average Price: $4.2628
Price Range: $4.1600 - $4.4350
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 2: Joint Filing Agreement.
Schedule B

## Signatures
- SB Global Advisers Limited: /s/ Mark Agne, Mark Agne, Director (10/30/2026)
- LA Holdings DE LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (10/30/2026)
- SBLA Holdings (Cayman) L.P.: By: SoftBank Latin America Fund GP (Cayman) Ltd., its General Partner, /s/ Jonathan Duckles, Jonathan Duckles, Director (10/30/2026)
- SLA Investments IV LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (10/30/2026)
- SBLA Investments II LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (10/30/2026)
- Delaware Project 11 L.L.C.: /s/ Jonathan Duckles, Jonathan Duckles, Director (10/30/2026)
- SBLA Latin America Fund LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (10/30/2026)
- SOFTBANK GROUP CORP.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (10/30/2026)